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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 1st September 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Enclosure dated 1st September 2003 "Orange announces strong operating and financial performance in first half 2003".

        01 September 2003

ORANGE ANNOUNCES STRONG OPERATING AND FINANCIAL
PERFORMANCE IN FIRST HALF 2003

Solid operating and financial performance deliver operating income of
€2.1bn and a 32% reduction in net debt—full year 2003 guidance raised

  •
  Total revenues up 6.9% to €8.6 billion—9.4% on a pro forma basis—due to increased usage driving ARPU in the main markets, improved customer mix, strong performance by Rest Of World operations.

  •
  Operating income before depreciation and amortisation grows 41.8% to €3.3bn representing a 37.9% margin on total revenues. All markets deliver positive operating income before depreciation and amortisation for the first time.

  •
  Pre-SACs and SRCs operating income before depreciation and amortisation margin grows to 47.8% from 41.7% (pro forma) as a result of reduction in interconnect and network costs, as well as targeted reductions in advertising and marketing spend.

  •
  4.7% and 6.1% of Orange UK and Orange France's customer bases respectively upgraded their packages during the first six months of 2003, highlighting Orange is already becoming customer intimate.

  •
  SACs down to 6.5% of total Group revenues from 9.2% (pro forma) driven by increased targeting of new customers, with SRCs stable at 3.5% of total Group revenues.

  •
  Operating income increased 67.6% to €2.1 billion, representing a margin on total revenues of 24.2%.

  •
  Doubling of income before tax, goodwill amortisation, minority interests and exceptional items to €1.7 billion driven by strong operating performance.

  •
  Net cash inflow of €1.7 billion leading to a decrease of €1.9 billion in net debt in H1 2003, a 32% reduction from year end 2002.

All comparisons throughout the press release are with reported H1 2002 numbers—unless otherwise stated

        London—Paris. Orange SA today announced strong operating results for the half year to 30 June 2003. On a pro forma basis, Orange SA grew revenues by 9.4% to €8.6bn and improved operating income before depreciation and amortisation margins by 8.9 percentage points. This strong operating performance led to a doubling of income before tax, goodwill amortisation, minority interests and exceptional items to €1.7bn, which combined with the tax benefit of the strategic reorganisation of the Group, resulted in a net income of €3.3 billion and a 32% reduction in net debt from year end 2002. Orange has now established a sound financial and operating platform upon which to execute its strategy announced in June, and is announcing new financial objectives for year end 2003.

Full year 2003 financial targets

        Clearly yearly to date performance has been above expectations. We are confident this is to continue and as a result we are raising our guidance. This new guidance is reflective of potentially greater competition in the fourth quarter in the UK.

  •
  Full year 2003 Operating Income Before Depreciation and Amortisation target increased to at least €6.3 billion.

  •
  Full year 2003 capital expenditure (excluding licences) guidance of €2.4 billion confirmed.

  •
  Full year 2003 target net debt (excluding vendor financing) below €1.3 billion.

Commenting, Sol Trujillo, Chief Executive Officer, said:

        "The Orange strategy of becoming customer intimate is already yielding results that are ahead of expectations. During the first half of the year, we were able to grow revenues and substantially improve margins notwithstanding the detrimental effects of foreign exchange rates. Our strong operating performance was combined with rigorous financial discipline to deliver our first positive net income and substantially reduce debt. We are confident we can maintain our momentum not just this year, but also for the years ahead.

        "As we highlighted in our last strategy announcement our focus is to deliver "One Orange": One Group, operating a seamless network across its footprint, leveraging a common IT platform and a single brand to deliver a unique customer experience and superior financial results.

        "The growth in our pre-SACS & SRCs operating income before depreciation and amortisation margin demonstrates that we are already building operating leverage as a single Group at the top of our income statement. By continuing to focus our investments in our 45 million customer base and network, we aim to further build operating leverage and deliver top-line revenue and margin growth. We are already seeing the benefits of our customer acquisition and retention programmes in France and the UK where customer growth and upgrade figures are very encouraging. We are expecting competition to intensify in the UK in the run-up to Christmas and are fully prepared to meet this challenge.

        "We believe that Orange is very well positioned to benefit from the exceptional potential we see in mobile, both from the growth of voice services which are far from mature, and from the exciting potential of non-voice services as demonstrated by the 29% growth in data ARPU."

Wilfried Verstraete, Chief Financial Officer, said:

        "Orange's focus on the fundamentals has produced strong operating and financial results. In H1 2003, we have strengthened all our key operating metrics and financial ratios and reduced net debt by 32%. We are raising targets for year end 2003 and entering into a new investment phase to continue to deliver earnings growth."

Sol Trujillo concluded:

        "I am very pleased with our operating and financial results for H1 2003, which show that we are on track to deliver sustained, profitable growth in the future. We are integrating our operations, investing in our network and customer base, and strengthening our financial muscle."

        "All of this gives us high confidence that....

"The future's bright, the future's Orange."

For further information, please contact:

Orange SA Investor Relations	Tel: 00 44 (0) 20 7984 1691
Orange Media Centre	Tel: 00 44 (0) 20 7984 2000

1.     Financial Details(1)(2)

Profit and Loss Account

        Orange's total revenues grew 7% to €8,615 million (H1 2002: €8,059 million). Recurring network revenues increased 8% to €7,926 million, and accounted for 92% of total revenues.

        Operating income before depreciation and amortisation(8) grew 42% to €3,268 million, well ahead of expectations and representing a margin on total revenues(18) of 38% (29% in H1 2002). This reflects very strong margin growth in Orange's core markets and the Rest of World operations.

        Driven by this, operating income grew 68% to €2,086 million from €1,245 million in H1 2002. Interest expense remained stable at €195 million in H1 2003 from €197 million in H1 2002.

        Orange's share of net losses in its affiliates decreased to €106 million. The majority of the H1 2003 charge related to Orange's share of the net losses in Wind, while the remainder related to start-up losses in TA Orange in Thailand.

        Income before tax, goodwill amortisation, minority interests and exceptional items doubled to €1,683 relative to the same period last year.

        Income tax before exceptional items increased to €683 million in H1 2003 due to an increase in taxable profits across the Group.

        Goodwill amortisation fell to €99 million driven by the write-off of goodwill in respect of Wind in 2002.

        After these items, Orange recorded an income before exceptional items and minority interests of €901 million, more than three times the €286 million in H1 2002.

        In H1 2003, the Group recorded exceptional items of €2,434 million, of which €198 million related to impairment and other exceptional charges and €2,632 million related to an income tax credit on exceptional items. Within the income tax credit, €2,590 million related to an exceptional deferred tax credit recognised as a consequence of the reorganisation of Orange's international activities.

        The €198 million of impairment and other exceptional charges related to impairment charges of €271 million on BITCO (Orange's 49% owned affiliate in Thailand) and €33 million on Wind (as a result of the divestiture of Orange's stake in Wind), other exceptional charges of €160 million before a deferred tax credit of €42 million (relating to redundancy expenses and costs incurred in connection with discontinued projects associated with the Group's restructuring plans announced in December 2002), offset by the release of a €266 million provision for risk on Wind recorded as at 31 December 2002.

        After these exceptional items and minority interests of €71 million, the Group recorded a net profit of €3,264 million, a €4.1 billion improvement over the €862 million loss in H1 2002.

        Earnings per share were up to €0.68, a €0.86 per share improvement from the €0.18 loss per share in H1 2002.

Balance Sheet

        At 30 June 2003, shareholders' equity was €16,271 million and net debt(10) was €3,973 million (€5,870 million at 31 December 2002). If Orange had not drawn down on vendor financing and securitisation agreements, total indebtedness at 30 June 2003 would have been €5,069 million (€6,983 million at 31 December 2002).* Total assets were €28,973 million at 30 June 2003.

        This excludes proceeds of €1,537 million related to the disposal of Wind that were received on 1 July 2003, and will be reflected in the H2 2003 results.

Cash Flow

        Funds generated from operations increased 69% to €2,967 million (€1,759 million in H1 2002). Total cash outflow on capex(11) was €1,292 million.

        Cash outflow on financial investments totalled €88 million, which primarily included payments to Wind made in relation to the €35 million capital increase and the €32 million interim cash contribution, which was fully repaid upon completion of the sale on 1 July 2003.

        The result was a net cash inflow of €1,679 million, compared to a net cash outflow of €193 million in H1 2002. After foreign exchange and other non-cash impacts totalling €218 million, net debt(10) decreased by €1,897 million in H1 2003, compared to a decrease of €69 million in H1 2002.

Capital Expenditure (excluding licences)(9)

        Capital expenditure (excluding licences) for the Group decreased to €926 million in H1 2003 (reported H1 2002 of €1,433 million and pro forma H1 2002 of €1,392 million).

        In France, capital expenditure was down 10% on H1 2002 to €291 million, while in the UK, capital expenditure declined 30% versus pro forma H1 2002 to €361 million. In the Rest of World, capital expenditure was €274 million, primarily due to the completion of the roll out projects in Switzerland and the Netherlands and the closure of our operations in Sweden.

2.     Key Business Drivers

Revenue growth drivers and operating metrics

        The Group customer base grew to a total of 45.6 million, reflecting 1.3 million net new customers added in the first six months of the year. Rest of World operations accounted for 92% of the customer growth in the first half of 2003.

        In Orange's core markets, there has been an increase in contract customer mix as the Group focused on high calorie customers:

  •
  In France, there were 280k net new contract customers, and a reduction of 128k in the prepay base.

  •
  In the UK there was a successful focus on the quality of the customer mix, with 60k net growth on contract tariffs and a reduction of 114k on prepay.

  •
  Rest of World contract customers were up 1.8% to 33.3% of the customer base (pro forma basis).

        Driven by customer growth, voice usage and better customer mix, total revenues were up by 6.9% on H1 2002 to €8,615 million. In the Rest of World operations all markets saw double-digit revenue growth (on a pro forma basis), resulting in a contribution of 23.7% to the Group's total revenues, up 3.5% from H1 2002.

        Despite tariff cuts, overall group ARPU(7) was back to H1 2002 level thanks to strong growth in usage. Data ARPU was up 28.6% with non-SMS data ARPU increasing by 42.9%.

        Usage(13) continued to rise in the key markets of France and the UK where AUPU has registered a fifth consecutive quarterly increase to 150 and 144 minutes respectively.

        Customer churn(4) stabilised in France (at 20.4%) as well as at Orange Group level while churn increased in the UK to 19.9%. In both countries, churn remains well below industry average.

Drivers of growth and margin expansion of Operating income before depreciation & amortisation

        Group operating income before depreciation & amortisation grew by 41.8% to €3,268 million with strong performances across the Group.

        France's operating income before depreciation & amortisation increased significantly by 32.3% to €1,735 million. In the UK operating income before depreciation & amortisation grew 17.9% to €1,008 million. Rest of World operating income before depreciation & amortisation continued to grow strongly, up 104% to €680 million. Significantly, every operation within the Rest of World contributed positive operating income before depreciation and amortisation for the first time.

        Strong operating income before depreciation & amortisation margins before SACs(12) and SRCs(12) reflect a decrease in network and interconnect costs as well as focused spend in advertising and promotion. France and the UK pre SACs and SRCs operating income before depreciation & amortisation margins rose 5.4 percentage points to 54.5% and 3.5 percentage points to 47.2% (pro forma), respectively. Group pre SACs and SRCs margin rose 6.1 percentage points to 47.8% from H1 2002 to H1 2003 on a pro forma basis.

        Orange improved its targeting of new customers and saw a significant reduction in overall average SACs down 15% to €101 per gross add from H1 2002 of €119. Orange France reduced SACs by €26 or 18% from H1 2002. SACs per gross add were up 17% in the UK, reflecting the intensity of the competition.

        Annual rolling SRCs increased in the UK from £135 to £139. France's annual rolling SRC's have reduced by €5 to €110.

        During the first six months of 2003, 6.1% and 4.7% of France and UK's customer base respectively upgraded their packages, highlighting the benefits of customer intimacy.

        On a pro forma basis, operating income before depreciation & amortisation margins in France and the UK were up 9.5 percentage points and 5.5 percentage points, whilst revenues were up 4.7% and 9.5% respectively, demonstrating that Orange was able to drive margins and top line growth simultaneously.

        These positive factors contributed to operating income growing 68% to €2,086 million from €1,245 million in H1 2002.

Update on TOP initiatives

        TOP initiatives are delivering savings across the Orange Group. Orange realised €15 million savings in corporate spend at the end of June 2003. Potential savings from IT projects are adding up to approximately €150 million for 2003. Several initiatives aimed at reducing trade receivable days should liberate cash savings of approximately €200 million in 2003.

        Rephasing of capex programs across the Group resulted in a deferral in capex spend in H1 2003. As stated in our previous financial communications capex will pick up in H2 2003. Limited capex in ROW operations in H1 2003 was driven by the completion of the Orange network roll out in Switzerland, the Netherlands, and exit from Sweden.

Drivers of free cash flow and net debt reduction(10)

        Strong operating performance led to 68.7% increase in funds generated from operations and a €1,765 million free cash flow contribution for the Group. This substantial free cash flow generation resulted in a reduction in net debt of €1,897m in H1 2003 from FY 2002, or 32%.

        The net debt to operating income before depreciation & amortisation ratio(22) has reduced to 0.61x from 1.14x as of December 2002. The refinancing of the 2008 and 2006 Notes that occurred in July and August 2003 will translate into reduced cost of financing for H2 2003.

3.     Orange France(3)

        Total revenues grew by 4.7% to €3,806 million and recurring GSM network revenues increased by 5.1% to €3,542 million.

        Operating income before depreciation & amortisation increased by 32.3% to €1,735 million from H1 2002. This represented a margin of 45.6% on total revenues up from 36.1%.

        At 30 June 2003, Orange France had 19.4 million registered customers, 49.2% of the total French market. Of these, 11.0 million were contract customers. The contract customer mix improved to 56.6% of the base, up from 55.6% at the end of December 2002.

        Overall churn(14) in France has stabilised at 20.4%, reflecting Orange France's strong position in the market, brand awareness and effective loyalty programs.

        Annual rolling contract usage(13) increased by 6.0% over H1 2002 to an average of 231 minutes per month. On prepay, usage remain unchanged at 49 minutes per month. Overall, average usage increased to 150 minutes up 7.9% from H1 2002.

        Orange France's contract annual rolling ARPU(7) was down 4.4% over H1 2002 at €548. Annual rolling ARPU on the France prepay base was €163 (€166 for H1 2002). Orange France's overall annual rolling ARPU was €376 for the first half of 2003. The first quarterly increase in ARPU was seen in Q2 2003, which highlights that ARPUs have stabilised.

        Overall average subscriber acquisition costs(12) were €116 per gross connection. Total subscriber acquisition costs fell to 5.8% of total revenues, from 10.2% in H1 2002.

        Capital expenditure (excluding licences) was down 10.5% on H1 2002 to €291 million, or 7.6% of France's total revenues.

4.     Orange UK

        In the UK, total revenues were steady at €2,852 million due to the impact of FX and increased 9.5% on a pro forma basis. Recurring GSM network revenues were €2,590 million.

        Operating income before depreciation & amortisation increased by 17.9% to €1,008 million for the first six months of the year. This represented a margin(18) of 35.3% on total revenues, substantially higher than the 29.8% for the same period last year.

        Orange UK active customer base was 13.3 million at the end of June 2003. The proportion of contract customers in the base was 32.4% at 30 June 2003. Orange UK market share loss year on year reflects a stronger focus on high quality subscribers. Orange remains the market leader in terms of active customers in the UK.

        Orange continues to have the greatest customer loyalty in the UK. Annual rolling network churn(14) from the contract base was 15.8%, consistent with H1 2002.

        Overall, churn was 19.9% and remains well below competitor's average.

        Annual rolling contract usage(13) has continued to be steady at 329 minutes. Since the first half of 1999, compound annual growth in contract usage has been 13.8%. Prepay usage rose slightly to 57 minutes.

        Annual rolling contract ARPU(6)(7) grew by 3.8% over the same period last year to £568. Annual rolling prepay ARPU rose 3.3% to £126 compared to H1 2002 and was slightly ahead of full year 2002. Overall ARPU, at £267, was 6.8% higher than in H1 2002.

        Orange UK AUPU and ARPU have been consistently improving, reflecting an improvement in customer mix and growing demand for services.

        The average cost of acquiring contract customers(12) increased to £254. Prepay subscriber acquisition costs decreased to £11 in H1 2003 following last year's increase in prepay handset selling prices.

        Subscriber acquisition costs continued to fall as a proportion of total revenues from 9.0% in H1 2002 to 7.7% in H1 2003.

        UK capital expenditure (excluding licences) declined 29.8% to €361 million versus pro forma H1 2002.

5.     Rest of World operations

        Orange's operations in the Rest of World(5) continued to grow strongly. Orange's customer base in controlled subsidiaries outside France and the UK was 13 million at the end of June 2003, an increase of 13.3% on the first half of last year on a pro forma basis.

        Total revenues in the Rest of World were €2,043 million, up 25.6% on H1 2002, with all markets increasing by double-digit percentages (on pro forma basis). In Belgium and Switzerland, the two largest Rest of World operations, total revenues on a pro forma basis increased 14.4% to €547 million and 20.8% to €384 million, respectively.

        In H1 2003, Orange's Rest of World operations all achieved positive operating income before depreciation & amortisation for the first time, and altogether totalled €680 million, a two fold increase over the first half of last year.

        There was a particularly strong improvement in the Netherlands, which turned a €14 million negative operating income before depreciation & amortisation in H1 2002 into a positive €29 million. Belgium and Switzerland showed strong growth in operating income before depreciation & amortisation, at €204 million and €80 million respectively.

        Financial contribution of Botswana, Cameroon, Ivory Coast, Madagascar and the Dominican Republic, was as follows:

  •
  Total revenues of €191 million, a 20.1% increase from pro forma H1 2002.

  •
  Operating income before depreciation & amortisation of €82 million, a 36.7% increase from pro forma H1 2002.

  •
  Operating income before depreciation & amortisation margin of 42.9%, up from 37.7% from pro forma H1 2002.

  •
  Operating free cash flow of €47 million, up from €22 million in pro forma H1 2002.

6.     Non-Voice Trends

        Adoption and usage of non-voice services continued to show steady growth and Orange remains confident in its target of 25% of recurring network revenues from non-voice services by year-end 2005.

        In the UK, non-voice services accounted for 15.4% of recurring network revenues in the first six months of this year (13.9% in H1 2002). Belgium accelerated quickly, achieving 15.7% in the first half of 2003, while France, Switzerland, Denmark and the Netherlands also achieved in excess of 10%.

        The core non-voice service remains SMS, although SMS services have evolved from purely person to person to also include a wide range of information based services.

        SMS usage continued to grow in France, where Orange's customers sent 1.6 billion messages in the first half of this year, a 36.9% increase on H1 2002. In the UK, Orange's customers sent 2.6 billion messages, up 8.5% on H1 2002.

7.     Group Financial Highlights

Six months ended 30 June
	2003(1)	2002(2)	2002
	(unaudited)	Pro forma (unaudited)	Reported (unaudited)
• Customer base(4)	45.6m	+6%	+10%
• Total revenues	€8,615m	+9%	+7%
• Operating income before depreciation and amortisation(8)	€3,268m	+43%	+42%
• Operating income	€2,086m	+68%	+68%
• Capital expenditure (excl licences)(9)	€926m	-33%	-35%

Selected profit and loss account data

	Six months ended 30 June
	2003(1)	2002(2)	2002
	(millions of € except data per share)
	(unaudited)	Pro forma (unaudited)	Reported (unaudited)
Total revenues
France	3,806	3,636	3,636
UK	2,852	2,604	2,870
Rest of World	2,043	1,710	1,626
Inter-segment eliminations	(86)	(73)	(73)

Total	8,615	7,877	8,059

Cost of sales	(2,942)	(2,872)	(2,814)
Selling, general and administrative costs	(2,391)	(2,706)	(2,929)
Research and development costs	(14)	(11)	(12)
Operating income before depreciation & amortisation
France	1,735	1,311	1,311
UK	1,008	776	855
Rest of World	680	391	334
Shared Group Functions	(155)	(190)	(196)

Total	3,268	2,288	2,304

Depreciation and amortisation (excluding Goodwill amortisation)	(1,182)	(1,043)	(1,059)
Operating income/(loss)
France	1,388	990	990
UK	606	432	477
Rest of World	263	15	(22)
Shared Group Functions	(171)	(192)	(200)

Total	2,086	1,245	1,245

Interest expenses, net	(195)		(197)
Foreign exchange losses	(66)		(15)

Operating income after interest expense and foreign exchange losses	1,825		1,033

Other non operating expenses, net	(36)		(1)
Income taxes before exceptional items	(683)		(382)

Income of controlled entities before exceptional items	1,106		650

Equity in net loss of affiliates (excl goodwill amortisation)	(106)		(207)
Goodwill amortisation	(99)		(157)

Income before exceptional items	901		286

Exceptional items before tax	(198)		(1,080)
Income taxes on exceptional items	2,632		—

Income before minority interests	3,335		(794)

Minority interests	(71)		(68)

Net Income (loss)	3,264		(862)

Basic and diluted income before exceptional items, net of tax per share (€)	0.19		0.06
Net income/(loss) per share (€)	0.68		(0.18)
Memorandum: Income before tax, goodwill amortisation, minority interests and exceptional items	1,683		825

Selected cash flow data

	Six months ended 30 June
	2003(1)	2002
	(millions of €)
	(unaudited)	Reported (unaudited)
Funds generated from operations	2,967	1,759
Purchase of property, plant, equipment and intangible assets (excluding UMTS licences and net of movements in fixed asset creditors)(11)	(1,292)	(1,804)
Increase in UMTS vendor financing	9	279
Change in other operating assets and liabilities	107	(140)
Securitisation of receivables	(26)	—

Free cash flow	1,765	94
Cash paid for investment securities and acquired business, net of cash acquired	(88)	(288)
Proceeds from sale of investments and other assets	2	1

Cash movement in net debt	1,679	(193)
Non cash movement in net debt	218	262

Total reduction in net debt(10)	1,897	69

Selected balance sheet data (at period end)

	As at 30 June 2003(1)	As at 31 December 2002
	(millions of €, except net debt to operating income before depreciation and amortisation ratio)
	(unaudited)	Reported (unaudited)
Long-term assets	23,396	23,960
Shareholders' equity	16,271	13,709
Net debt(10)	3,973	5,870
Net debt to Operating Income Before Depreciation and Amortisation ratio (annualised at 30 June 2003)(22)	0.61	1.14

Operating data

	Six months ended 30 June
	2003	2002(2)	2002
	(unaudited)	Pro forma (unaudited)	Reported (unaudited)
France(3)
Customers (in thousands) (period end)(4)	19,368		18,625

Contract	10,963		9,977
Prepay	8,405		8,648
Recurring network revenues (€ in millions)	3,542		3,371
Equipment and other revenues (€ in millions)	264		265

Total revenues (€ in millions)	3,806		3,636
Annual average revenue per user (€)(7)	376		382
Contract	548		573
Prepay	163		166
Monthly average usage per user (minutes)(13)	150		139

Contract	231		218
Prepay	49		49
Churn (%)(14)	20.4		21.4

Contract (%)	13.2		16.5
Prepay (%)	29.2		27.0
Subscriber acquisition costs per connection (€)(12)	116		142

Contract	200		206
Prepay	28		83
UK
Customers (in thousands) (period end)	13,258		12,802

Contract	4,298		3,972
Prepay	8,960		8,830
Recurring network revenues (€ in millions)	2,590	2,347	2,587
Equipment and other revenues (€ in millions)	262	257	283

Total revenues (€ in millions)	2,852	2,604	2,870
Annual average revenue per user (£)(6)	267		250

Contract	568		547
Prepay	126		122
Monthly average usage per user (minutes)(6)	144		138

Contract	329		330
Prepay	57		56
Churn (%)			19.6

Contract underlying (including migrations) (%)	15.8 (22.7)		14.9 (23.7)
Prepay (%)			21.6
Subscriber acquisition costs per connection (£)	110		94

Contract	254		196
Prepay	11		14

Rest of World Data

        The number of customers, total revenues, operating income before depreciation and amortisation and ARPU for our principal subsidiaries included in the Rest of World segment for the six months ended 30th June 2003 and 2002 are set out in the table below:

	Six months ended 30 June
	2003(1)	2002M(1)(2)	2002
	(unaudited)	Pro forma (unaudited)	Reported (unaudited)
The Netherlands—Orange Netherlands
Customers (in thousands) (period end)	1,057	n/a	1,146
Total revenues (€ in millions)	219	191	191
Operating income before depreciation and amortisation (€ in millions)	29	(14)	(14)
Annual rolling ARPU (€)	379	n/a	297
Slovakia—Orange Slovensko
Customers (in thousands) (period end)	1,852	n/a	1,536
Total revenues (€ in millions)	185	151	147
Operating income before depreciation and amortisation (€ in millions)	79	58	57
Annual rolling ARPU (€)	196	n/a	211
Denmark—Orange Denmark(16)
Customers (in thousands) (period end)	546	n/a	585
Total revenues (€ in millions)	127	109	109
Operating income before depreciation and amortisation (€ in millions)	14	2	2
Annual rolling ARPU (€)	370	n/a	290
Romania—Orange Romania
Customers (in thousands) (period end)	2,590	n/a	1,857
Total revenues (€ in millions)	206	154	190
Operating income before depreciation and amortisation (€ in millions)	108	73	90
Annual rolling ARPU (€)	177	n/a	239
Belgium—Mobistar(15)
Customers (in thousands) (period end)	2,418	n/a	2,611
Total revenues (€ in millions)	547	478	478
Operating income before depreciation and amortisation (€ in millions)	204	143	143
Annual rolling ARPU (€)	409	n/a	393
Switzerland—Orange Communications(17)
Customers (in thousands) (period end)	1,003	n/a	988
Total revenues (€ in millions)	384	318	323
Operating income before depreciation and amortisation (€ in millions)	80	22	22
Annual rolling ARPU (€)	710	n/a	666
Egypt—MobiNil
Customers (in thousands) (period end)	1,826	1,502	n/a
Total revenues (€ in millions)	177	141	n/a
Operating income before depreciation and amortisation (€ in millions)	92	73	n/a
Annual rolling ARPU (€)	232	277	n/a
Other Rest of World
Customers (in thousands) (period end)	1,702	n/a	1,248
Total revenues (€ in millions)	198	168	188
Operating income before depreciation and amortisation (€ in millions)(8)	74	34	34
Total Rest of World
Customers (in thousands) (period end)(5)	12,994	11,473	9,971
Total revenues (€ in millions)	2,043	1,710	1,626
Operating income before depreciation and amortisation (€ in millions)(8)	680	391	334

Notes

(1)
Basis of preparation:

  With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.

(2)
Pro forma information:

  For illustrative purposes, in order to permit a more meaningful comparison against our performance in H1 2003, pro forma H1 2002 financial and operating data is presented;

  —
  as if MobiNil had been part of Rest of World and Orange Group over the period 1 January 2002 to 30 June 2002; and

  —
  after having restated H1 2002 financial data using constant foreign exchange rates (i.e. using the same foreign exchange rates as in H1 2003) in order to exclude the impact of fluctuations in foreign exchange rates on underlying performance.

(3)
Orange France includes mainland France, Orange Caraïbe and Orange Réunion. In H1 2003 Orange Caraïbe included 2k customers for St. Pierre and Miquelon not previously reported.

(4)
Orange reports customers on an active basis other than in France and Romania, which are on a registered basis.

(5)
Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as TA Orange, and customers from our service provider subsidiaries, are not included.

(6)
Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.

(7)
Annual average revenue per user ("ARPU") is calculated by dividing network revenues for the previous 12 months by the weighted average number of our customers during the same period. Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(8)
Operating income before depreciation and amortisation is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. It should not be considered as an alternative indicator of our operating performance to operating income or income for the year. Similarly, it should not be considered as an alternative measure of liquidity to cash flows from operating activities. Operating income before depreciation and amortisation is not meant to be predictive of potential future results.

(9)
Capital expenditure is presented as tangible and intangible fixed asset additions (excluding finance leases) excluding UMTS and GSM licences.

(10)
Net debt at 30 June 2003 and 2002 excludes vendor financing of €540 million and €513 million respectively. Net debt at 30 June 2003 is shown net of marketable securities amounting to €3 million.

(11)
Movements in fixed asset creditors resulted in a cash outflow of €366 million in H1 2003 and a cash outflow of €310 million in H1 2002.

(12)
SACs and SRCs.

  Subscriber Acquisition Costs (SACs) are calculated as the cost of handsets recorded in "Cost of Sales" plus the cost of commissions paid to distributors recorded in "Selling, general and administrative expenses" relating to new customer acquisitions. From this are deducted the equipment revenues received from handset sales for new customer acquisitions.

  Annual average SACs are quoted on a net basis per connection and are calculated as the net SAC cost for a 12 month period divided by the number of connections excluding subsequent disconnections under a money back trial period or attempted fraudulent connections for the 12 month period.

  Previously for Orange UK, annual average SACs were quoted on a gross basis before elimination of commissions paid to internal retail outlets. Figures for H1 2002 have been restated to be in line with H1 2003 reflecting the net or cash equivalent cost to Orange per connection.

Orange UK annual average SACs (£)	H1 2002	H1 2003
Previously reported on a gross basis	107	119
Net or cash equivalent basis	94	110

  Subscriber Retention Costs (SRCs) are calculated as the cost of handsets recorded in "Cost of Sales" plus the cost of commissions paid to distributors recorded in "Selling, general and administrative expenses" relating to handset upgrades of existing customers. From this are deducted the equipment revenues received from handset sales for upgrades of existing customers.

  Previously, reported SRC costs included fixed costs relating to retention activities. Figures for H1 2002 have been restated restated to be in line with H1 2003, reflecting the net or cash equivalent cost to Orange directly related to the level of upgrades of existing customers.

  Annual average SRCs are quoted on a net basis per upgrade and are calculated as the net SRC cost for a 12 month period divided by the number of upgrades for the 12 month period.

SRCs as a % of total revenue	H1 2002	H1 2003
Orange France—previously reported including fixed costs	3.7%	3.8%
Orange France—directly related to level of upgrades	2.8%	3.1%
Orange UK—previously reported including fixed costs	7.6%	6.6%
Orange UK—directly related to level of upgrades	4.9%	4.2%
(13)
Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.

(14)
Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

  •
  For Orange UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

  •
  For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

(15)
Mobistar's customer numbers as reported by Orange differ from those reported by Mobistar as follows:

•
At the end of H1 2002, Mobistar's reported customer base included a number of inactive prepay customers and suspended contract customers. Mobistar's H1 2003 customer base excludes inactive prepay customers and suspended contract customers. On a like for like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's H1 2002 customer base would have been 2,170k customers and year on year growth would be 11.4%.

•
On a like for like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's ARPU for the 12 months ended 30 June 2002 was €393 (previously reported on registered basis as €353).

(16)
Denmark's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Denmark's H1 2002 customer base is estimated to have been 504k customers and year on year growth on a like for like basis is estimated at 8.4%. On an active basis Denmark's ARPU for the 12 months to 30 June 2002 is estimated to have been €290 (previously reported on registered basis as €268).

(17)
Switzerland's customer base was reported on an active basis for the first time at the end of 2002. On an active basis Switzerland's H1 2002 customer base is estimated to have been 875k customers and year on year growth on a like for like basis is estimated at 14.6%. On an active basis Switzerland's ARPU for the 12 months to 30 June 2002 is estimated to have been €666 (previously reported on registered basis as €621).

(18)
Operating margin = operating income before depreciation and amortisation calculated as a percentage of total revenues.

(19)
Rest of World total revenues in H1 2003 include €27 million in respect of Shared Group Functions (H1 2002 reported €16 million, H1 2002 pro forma €15 million).

(20)
Rest of World capital expenditure (excluding licences) in H1 2003 includes €27 million in respect of Shared Group Functions (H1 2002 reported and pro forma €22 million).

(21)
Non-voice revenues are not directly derived from the financial statements of Orange France. They are measured by multiplying:-the number of minutes, bytes or SMS for non-voice services delivered through the network of Orange France (such quantitative information is available for each category of non-voice services rendered by Orange); by the estimated average selling price per minute, per byte or per SMS determined by Orange France for each category of non-voice service.

(22)
Net debt to annualised operating income before depreciation and amortisation = Net debt at 30 June 2003/(H1 2003 operating income before depreciation and amortisation × 2).

        This press release contains "forward-looking statements" about Orange. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, technology and market conditions. Although Orange believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announcement of its strategic review programme (TOP), Orange's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, wirefree telecommunications usage levels, the effect and outcome of UMTS licensing, roll-out and performance, exchange rate fluctuation and market regulatory factors. The forward-looking statements in this press release are only valid until the date of this document and Orange does not undertake to update any forward looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 1st September 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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ORANGE ANNOUNCES STRONG OPERATING AND FINANCIAL PERFORMANCE IN FIRST HALF 2003
SIGNATURES